EXHIBIT 20.1

                   TERMS OF PRIMARY STOCK RIGHT

This specimen Stock Right sets forth the rights of the Holder pursuant to the Series A (Primary) Stock Rights issued to the holders of record of the Common Stock of the Company as of September 28, 1995. Those rights are attached to, and evidenced by, the Holder's Underlying Shares of Common Stock, and will be transferred to any transferee of such Shares without any separate action on the part of transferor or transferee, and may not be transferred, assigned, pledged, hypothecated or disposed of in any way, in whole or in part, separate or apart from the Holder's Underlying Shares. This document has been delivered to the recipient only to describe such Stock Rights, and is not itself a legal instrument.


Issued to holders of record of Common Stock as of the 28th day of September, 1995


                         SDN BANCORP, INC.
                  SERIES A (PRIMARY) STOCK RIGHT

   THE HOLDER HEREOF (including his or her permitted transferees hereof, the "Holder"), having an address as set forth on the stock transfer records of the Company, holds a beneficial interest in a certain pool of shares (the "Escrowed Shares") of Common Stock of SDN Bancorp, Inc., a Delaware corporation (the "Company") and related property placed in escrow by the Company for the benefit of the Holder and certain other persons, and is entitled, for each of the shares (the "Holder's Underlying Shares") of Common Stock held by the Holder as of the Record Date (as hereinafter defined), to receive that number, if any, of the Escrowed Shares as determined pursuant to the formulae set forth in Article II hereof, subject to the terms and conditions contained herein.

                             ARTICLE I
                            DEFINITIONS

  1.1 "Actual Losses" means actual losses (including costs of disposition and other out-of-pocket expenses) realized or incurred with respect to Classified Assets through the First Determination
Date.

  1.2 "Anticipated Losses" means the estimated losses anticipated to be incurred after the First Determination Date with respect to Classified Assets that are unliquidated as of such date, which estimate is based upon, among other relevant factors, current appraisals of collateral, estimated costs of disposition and estimated carrying costs, provided that the Company's outside auditors concur in writing that such loss estimates are reasonable.

  1.3 "Bank" means San Dieguito National Bank, a national banking association organized under the laws of the United States of America and a wholly-owned subsidiary of the Company, and any legal successor thereto.

  1.4 "Claims Losses" means the aggregate amount of all losses and expenses incurred by the Company on a consolidated basis (or in the case of pending but unresolved matters, accruals made by the Company on a consolidated basis in accordance with generally accepted accounting principles to reserve against anticipated future losses) from and after September 30, 1995 as a result of claims arising out of facts or events occurring on or before September 30, 1995, calculated as of the Second Determination Date.

  1.5 "Classified Asset" means (a) any loan or lease that is classified on the books and records of the Bank as "substandard," "doubtful" or "loss" and (b) any property classified on the books and records of the Bank as OREO, in each case as of September 30, 1995 (including any loan or lease so classified at a later date if the classification is effective as of September 30, 1995).

  1.6 "Common Stock" means the common stock of the Company, $.01 par value per share.

  1.7 "Company" means SDN Bancorp, Inc., a Delaware corporation.

  1.8 "Escrow Agent" means Chemical Trust Company of California, or such successor escrow agent as may hereafter be appointed under the Escrow Agreement.

  1.9 "Escrow Agreement" means that certain Escrow Agreement between the Company and the Escrow Agent pursuant to which the Escrowed Shares are held.

  1.10 "Escrowed Assets" means all of the Escrowed Shares and any other assets held in the First Distribution Pool and the Second
Distribution Pool from time to time.

  1.11 "Escrowed Shares" means the shares of Common Stock, or any other securities into which such shares of Common Stock may have been converted or exchanged, held in the First Distribution Pool and the Second Distribution Pool from time to time.

  1.12 "Excess Losses" means the amount by which (i) the sum of Actual Losses plus Anticipated Losses exceeds (ii) $261,000;
provided, however, that in no event shall Excess Losses be less than zero.

  1.13 "First Determination Date" means March 31, 1997.

  1.14 "First Distribution Pool" means a pool of 8,955 shares of Common Stock, together with any additional property held by the Escrow Agent for distribution, in whole or in part, pursuant to
Section 2.1.

  1.15 "Market Value" means, as it relates to the Common Stock on any given date, (i) the mean of the high and low sales prices of Common Stock as reported by the National Association of Securities Dealers Automated Quotation System and published in the Wall Street Journal (or, if not so reported or published, as reported by the system then regarded as the most reliable source of such quotations) or, if there are no reported sales on such date, the mean of the closing bid and asked prices as so reported; or (ii) if the Common Stock is listed on any domestic stock exchange, the mean of the high and low sales prices of Common Stock as reported by the Composite Tape of the New York Stock Exchange and published in the Wall Street Journal (or, if not so reported or published, as reported by the principal domestic stock exchange on which the Common Stock was traded on that date); or (iii) if the Common Stock is quoted in the domestic over-the-counter market or listed on a domestic exchange, but there are not reported quotations or sales, as the case may be, on the given date, the value determined pursuant to (i) or (ii) above using the reported sale prices or quotations on the last previous date on which so reported, provided such date is not more than thirty (30) days prior to the date for which the Market Price is sought; or (iv) if none of the foregoing clauses applies, the fair market value as determined in good faith by the Company's Board of Directors.

  1.16 "Officer's Certificate" means a certificate of the Chief
Financial Officer of the Company delivered to the Escrow Agent pursuant to Section 5.1 of the Escrow Agreement.

  1.17 "OREO" means real property (i) acquired by the Bank, in the ordinary course of the Bank's banking business, through purchase at a foreclosure sale conducted on a lien in favor of the Bank (or a comparable sale by a trustee under a deed of trust) or by acceptance of a deed in lieu of foreclosure or (ii) any asset of the Bank classified as "in-substance foreclosure".

  1.18 "Pro Rata Portion" means the quotient of the number of the Holder's Underlying Shares divided by the number of all Underlying Shares.

  1.19 "Record Date"  means September 28, 1995.

  1.20 "Second Determination Date" means September 30, 1998, or such earlier date as the Company gives written notice of accelerated distribution pursuant to Section 2.4.

  1.21 "Second Distribution Pool" means a pool of 17,909 shares of Common Stock, together with any additional property held by the Escrow Agent for distribution, in whole or in part, pursuant to
Section 2.2.

  1.22 "Transfer Agent" means the transfer agent of the Common
Stock, as may be designated by the Company from time to time.

  1.23 "Underlying Shares" means all shares of Common Stock issued and outstanding on the Record Date, excluding the Escrowed Shares.

                            ARTICLE II
                  CONDITIONS AND NUMBER OF SHARES

  2.1 First Distribution. Promptly following the First Determination Date, a determination shall be made, in accordance with the procedures set forth in Section 5.1 of the Escrow Agreement, of the portion of the Escrowed Assets, if any, to be distributed from the First Distribution Pool to the person who was the Holder as of such date, calculated as follows:
   (a) if Excess Losses are equal to zero, the Holder shall be entitled to the Holder's full Pro Rata Portion of the Escrowed Assets in the First Distribution Pool;
   (b) if Excess Losses are greater than zero but less than Five Hundred Thousand Dollars ($500,000), the Holder shall be entitled to the Holder's Pro Rata Portion of the Escrowed Assets in the First Distribution Pool as reduced, on a percentage basis, by the quotient obtained by dividing the amount of Excess Losses by 500,000; and
   (c) if Excess Losses are equal to or greater than Five Hundred Thousand Dollars ($500,000), the Holder shall not be entitled to any Escrowed Assets in the First Distribution Pool. Promptly after the foregoing determination of the portion of the Escrowed Assets to be distributed to the Holder and receipt of the Officer's Certificate by the Escrow Agent, if Escrowed Assets are to be distributed, the Escrow Agent will deliver the applicable portion of the Escrowed Assets in the First Distribution Pool as stated in the Officer's Certificate (including the applicable number of Escrowed Shares contained therein) to the Transfer Agent, which will thereafter distribute to the Holder the Holder's Pro Rata Portion thereof.

  2.2 Second Distribution. Promptly following the Second Determination Date, a determination shall be made, in accordance with the procedures set forth in Section 5.1 of the Escrow Agreement, of the portion of the Escrowed Assets, if any, to be distributed from the Second Distribution Pool to person who was the Holder as of such date, calculated as follows:
   (a) if Claims Losses are equal to zero, the Holder shall be entitled to the Holder's full Pro Rata Portion of the Escrowed Assets in the Second Distribution Pool;
   (b) if Claims Losses are greater than zero, but less than Two Hundred Thousand Dollars ($200,000), the Holder shall be entitled to the Holder's Pro Rata Portion of the Escrowed Assets in the Second Distribution Pool as reduced, on a percentage basis, by the quotient obtained by dividing the amount of Claims Losses by 200,000; and
   (c) if Claims Losses are equal to or greater than Two Hundred Thousand Dollars ($200,000), the Holder shall not be entitled to any Escrowed Assets in the Second Distribution Pool.

Promptly after the foregoing determination of the portion of the Escrowed Assets to be distributed to the Holder and receipt of the Officer's Certificate by the Escrow Agent, the Escrow Agent will deliver the applicable portion of the Escrowed Assets in the Second Distribution Pool as stated in the Officer's Certificate (including the applicable number of Escrowed Shares contained therein) to the Transfer Agent, which will thereafter distribute to the Holder the Holder's Pro Rata Portion thereof.

  2.3 Notice of Distribution Amount. Whether or not any Escrowed Shares or other Escrowed Assets are to be distributed to the Holder from the applicable Distribution Pool, the Company shall furnish to the Transfer Agent, and shall cause the Transfer Agent to deliver to the Holder, a notice summarizing the amount of Excess Losses or Claims Losses, as applicable, and the computation of the number of Escrowed Shares, if any, and the amount of other Escrowed Assets, if any, then constituting Residual Assets and being distributed to the Holder.

  2.4 Accelerated Second Distribution. Notwithstanding Section 2.2, at any time prior to the Second Determination Date, or thereafter until the Escrow Agent's distribution of Escrowed Assets from the Second Distribution Pool (or its notice that no such assets will be distributed), the Company may in its sole discretion, by written instructions to the Escrow Agent, direct the Escrow Agent to deliver to the Transfer Agent all of the Escrowed Assets held in the Second Distribution Pool, in which event the Escrow Agent shall within a reasonable time following its receipt of such written direction deliver all such Escrowed Assets to the Transfer Agent, which will thereupon distribute to the Holder the Holder's full Pro Rata Portion of the Escrowed Assets in the Second Distribution Pool.

  2.5 Fractional Shares. No fractional shares shall be issued pursuant to this instrument. In the event that the application of the formulae contained in Section 2.1 or Section 2.2 hereof would result in a fractional share being issued to the Holder, (i) if such fraction is equal to or greater than one-half, the number of shares to be issued to the Holder shall be rounded up to the next whole number of shares without payment by the Holder and (ii) if such fraction is less than one-half, the number of shares to be issued to the Holder either shall be rounded up to the next whole number of shares without payment by the Holder or shall be rounded down to the next whole number of shares with payment to the Holder of the then current Market Value of such fractional share, as the Company may in its discretion direct the Transfer Agent.

  2.6 Undistributed Shares. The Holder shall have no continuing right in or to any undistributed Escrowed Assets remaining in the First Distribution Pool following the distribution by the Escrow Agent in accordance with Section 2.1 hereof or remaining in the Second Distribution Pool following the distribution by the Escrow Agent in accordance with Section 2.2 hereof, and following each such distribution the Escrow Agent may transfer such undistributed Escrowed Assets as directed under the Escrow Agreement free and clear of any beneficial interest, voting right or other right of the Holder.

  2.7 Anti-Dilution and Reclassification Provisions. The number of shares of Common Stock in the First Distribution Pool and the Second Distribution Pool shall be subject to change or adjustment as follows:

   (a) If, at any time prior to the First Determination Date with respect to the First Distribution Pool or the Second Determination Date with respect to the Second Distribution Pool, (i) the Company shall fix a record date for the issuance of any dividend payable in shares of its capital stock or (ii) the number of shares of Common Stock outstanding (or any other securities into which the Common Stock may have been converted or exchanged) shall have been increased by a stock split, then the Company shall take appropriate action to cause the number of Escrowed Shares in the Distribution Pools to be increased to give effect to the stock dividend or stock split, and the Distribution Pools will in fact be so increased upon receipt of such additional securities by the Escrow Agent; and

   (b) If, at any time prior to the First Determination Date with respect to the First Distribution Pool or the Second Determination Date with respect to the Second Distribution Pool, the number of shares of Common Stock outstanding (or any other securities into which the Common Stock may have been converted or exchanged) shall have been decreased by a reverse stock split, the number of Escrowed Shares in the Distribution Pools shall be appropriately decreased to give effect to the reverse stock split, and the Distribution Pools will be deemed to be so decreased upon receipt of notice of the same by the Escrow Agent.

   (c) If, at any time prior to the First Determination Date with respect to the First Distribution Pool or the Second Determination Date with respect to the Second Distribution Pool, any distribution, exchange, payment or other delivery of property with respect to shares of Common Stock (or any other securities into which the Common Stock may have been converted or exchanged) occurs (including, without limitation, in connection with any reorganization, reclassification, consolidation, merger, sale, lease or other transfer), the Escrowed Shares shall be treated pari passu with the other shares of Common Stock outstanding, the Escrow Agent shall be entitled to receive such property on behalf of the Holders and such property shall be added to the appropriate Distribution Pool for distribution in accordance with Section 4.2 hereof.

                            ARTICLE III
                        NONTRANSFERABILITY

  3.1 The rights granted to the Holder pursuant to this instrument are non-detachable from the Underlying Shares and may not be transferred, assigned, pledged, hypothecated or disposed of in any way, in whole or in part, separate or apart from the Holder's Underlying Shares.

                            ARTICLE IV
                    VOTING OF SHARES IN ESCROW;
            DIVIDENDS AND OTHER DISTRIBUTIONS ON SHARES

  4.1 Voting of Escrowed Shares; Responses to Tender Offers, Etc. In the event of any vote of the holders of Common Stock (or any other securities of the type then constituting Escrowed Assets) the record date for which is on or before the date on which all Escrowed Shares have been distributed by the Escrow Agent, the Escrow Agent, upon receipt of written request for the same from the Company (which written request the Company hereby covenants to make), shall cause the Escrowed Shares to be voted for or against each proposal in as nearly as possible the same proportion as the votes actually cast (including by proxy) by holders of all outstanding Series A (Primary) Stock Rights, including the Holder, with respect to their respective Underlying Shares. In the event of any tender offer or similar offer made to holders of Common Stock (or any other securities of the type then constituting Escrowed Assets) and the Escrow Agent's receipt of written notice of the same, the Escrow Agent will tender the number of Escrowed Shares that constitutes, as nearly as possible, the same percentage of the Escrowed Shares as the percentage of Underlying Shares tendered by all holders of outstanding Series A (Primary) Stock Rights, including the Holder, all as more specifically provided in
Section 6.1 of the Escrow Agreement.

  4.2 Dividends, Distributions, Etc. In the event of any dividend declared on any Escrowed Shares held in the First Distribution Pool, or of any distribution, exchange, payment or other delivery of property with respect to any Escrowed Shares held in the First Distribution Pool (including, without limitation, in connection with any reorganization, reclassification, consolidation, merger, sale, lease or other transfer), in either case with a record date prior to the First Determination Date, all securities, money or other property so received by the Escrow Agent as a result thereof shall be added to the First Distribution Pool and distributed or retained in accordance with the provisions relating to the distribution of the First Distribution Pool. In the event of any dividend declared on any Escrowed Shares held in the Second Distribution Pool, or of any distribution, exchange, payment or other delivery of property with respect to Escrowed Shares held in the Second Distribution Pool (including, without limitation, in connection with any reorganization, reclassification, consolidation, merger, sale, lease or other transfer), in either case with a record date prior to the Second Determination Date, all securities, money or other property so received by the Escrow Agent as a result thereof shall be added to the Second Distribution
Pool and distributed or retained in accordance with the provisions relating to the distribution of the Second Distribution Pool.

  4.3 Rights Following Distribution of Shares. Except to the extent expressly provided in Sections 4.1 and 4.2, the Holder shall have no voting rights and no rights to receive dividends or other distributions with respect to any of the Escrowed Shares. Without limiting the foregoing, all rights of the Holder with respect to assets held in the First Distribution Pool that are not determined to be distributable to the Holder (as evidenced by the applicable Officer's Certificate) shall terminate on the First Determination Date and all rights of the Holder with respect to assets held in the Second Distribution Pool that are not determined to be distributable to the Holder (as evidenced by the applicable Officer's Certificate) shall terminate on the Second Determination Date.

                             ARTICLE V
                           MISCELLANEOUS

  5.1 Modification and Waiver. This instrument and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

  5.2 Notices. Unless otherwise indicated, all notices, demands, requests and other communications required or permitted to be given hereunder shall be in writing and shall be deemed duly given immediately upon personal delivery or upon delivery by facsimile, provided that the sender receives telephonic or electronic confirmation that the facsimile was received by the recipient, or shall be deemed duly given three days after mailing if mailed by registered or certified mail, postage prepaid, addressed, if to the Holder, at the Holder's address as shown on the books of the Company or its transfer agent, if to the Company, at its chief executive offices and if to the Escrow Agent, at 300 South Grand Avenue, 4th Floor, Los Angeles, CA 90071, Attn: Paula Oswald, or in each case at such other address as the addressed party may have substituted by notice pursuant to this Section 5.2.

   5.3 Descriptive Headings and Governing Law. The descriptive headings of the several sections and paragraphs hereof are inserted for convenience only and do not constitute a part of this instrument. This instrument shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware.

  5.4 Additional Obligations of the Company.  Pursuant to Section
5.2 of the Escrow Agreement, the Company is obligated (a) to issue additional shares of Common Stock to the Transfer Agent for inclusion in the First Distribution Pool and the Second Distribution Pool to the extent the same shall be necessary to enable the Transfer Agent to round up fractional shares, and (b) to provide cash to the Transfer Agent to the extent the same shall be necessary to enable the Transfer Agent to distribute cash in lieu of fractional shares, each in accordance with Section 2.5 hereof.

  5.5 Intent of Escrow. The Company represents, and by the Holder's acceptance of the rights conferred under this Primary Stock Right the Holder acknowledges, that each intends this instrument, in combination with the Escrow Agreement and other instruments issued in connection with the Escrow Agreement, to have the effect of adjusting (if and to the extent resulting from the terms of such instruments) the purchase price paid for certain shares of Common Stock by Dartmouth Capital Group, L.P. under that certain Stock Purchase Agreement dated as of July 21, 1995 by and among the Company, the Bank and Dartmouth Capital Group, L.P.

  5.6 Indemnity. Pursuant to the terms of the Escrow Agreement the Company has agreed to indemnify, defend and hold harmless the Escrow Agent against any and all losses, expenses, claims, suits, obligations, liabilities, and damages, including attorneys' fees based upon, or arising out of or in connection with, the performance or non-performance by the Escrow Agent of any of its obligations hereunder or under the Escrow Agreement, unless such performance or non-performance constitutes willful misconduct or gross negligence. Such indemnity shall survive the resignation or termination of the Escrow Agent, as well as the termination of the Escrow Agreement or this Primary Stock Right.

  5.7 Conflict with Escrow Agreement. The terms of the Escrow Agreement are expressly incorporated herein by this reference. To the extent that any provisions of this Primary Stock Right are different from (or conflict with) any provision of the Escrow Agreement, such provision(s) of the Escrow Agreement shall be deemed to supersede and control this Primary Stock Right. This Primary Stock Right does not, and shall not be deemed to, create any duties or obligations on the part of the Escrow Agent beyond those expressly set forth in the Escrow Agreement, this Primary Stock Right being qualified in its entirety by reference to the Escrow Agreement, a copy of which may be obtained from the Company upon written request.